                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                    FORM 11-K

                  [x] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                             Full title of the Plan:

            GATX CORPORATION HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN


Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                GATX CORPORATION

              500 West Monroe Street, Chicago, Illinois 60661-3676
                                 (312) 621-6200

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                                  GATX CORPORATION HOURLY
                                                   EMPLOYEES RETIREMENT
                                                        SAVINGS PLAN
                                                       (Name of Plan)
                                                  By: /s/ James Conniff
                                                         James Conniff
                                                      Plan Administrator

Date:  June 28, 2002

Financial Statements and Supplemental Schedule

GATX Corporation Hourly Employees
Retirement Savings Plan

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Employer Identification #36-1124040
Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

                 Financial Statements and Supplemental Schedule


                     Years ended December 31, 2001 and 2000




                                    CONTENTS

Report of Independent Auditors................................................1

Financial Statements

Statements of Assets Available for Benefits...................................2
Statements of Changes in Assets Available for Benefits........................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...............11

                         CONSENT OF INDEPENDENT AUDITORS


Employee Benefits Committee
GATX Corporation

We consent to the incorporation by reference in the following: (I) Registration statement No. 2-92404 on Form S-8 filed July 26, 1984 and (II) Registration Statement No. 33-41007 on Form S-8 filed June 7, 1991, pertaining to the GATX Corporation Hourly Employees Retirement Savings Plan, of our report dated April 22, 2002 with respect to the financial statements of GATX Corporation Hourly Employees Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2001.


                                                 ERNST & YOUNG LLP

Chicago, Illinois
June 27, 2002

                         Report of Independent Auditors

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of assets available for benefits of the GATX Corporation Hourly Employees Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Ernst & Young LLP
April 22, 2002
Chicago, Illinois

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

                   Statements of Assets Available for Benefits


                                                              DECEMBER 31
                                                         2001            2000
                                                      --------------------------
ASSETS
Investments                                           $6,207,407      $6,913,291
Interest in Master Trust                                 817,945       1,529,707
                                                      --------------------------
                                                      $7,025,352      $8,442,998
                                                      ==========================

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

             Statements of Changes in Assets Available for Benefits


                                                                          YEAR ENDED DECEMBER 31
                                                                           2001            2000
                                                                       ----------------------------
ADDITIONS
Contributions from GATX Corporation and subsidiaries                   $    81,844      $   188,488
Participant salary deferrals                                               359,984        1,157,595
Rollover contributions                                                         120            5,587
Interest and dividend income                                               218,719          298,668
Net investment (loss) income from Master Trust                            (436,748)         500,411
                                                                       ----------------------------
                                                                           223,919        2,150,749

DEDUCTIONS
Benefit payments                                                        (1,213,549)        (520,476)
Administrative fee                                                            (998)              --
Transfer to GATX Corporation Salaried Employees Retirement Savings
   Plan                                                                         --          (94,926)
                                                                       ----------------------------
                                                                        (1,214,547)        (615,402)
Net realized and unrealized depreciation in fair value of
   investments                                                            (427,018)        (331,248)
                                                                       ----------------------------
Net (decrease) increase                                                 (1,417,646)       1,204,099
Assets available for benefits:
   Beginning of year                                                     8,442,998        7,238,899
                                                                       ----------------------------
   End of year                                                         $ 7,025,352      $ 8,442,998
                                                                       ============================


See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2001 and 2000


1.  DESCRIPTION OF THE PLAN

The following description of the GATX Corporation (GATX or the Company) Hourly Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan, established January 1, 1994, for hourly union employees of the GATX Rail Corporation and GATX Terminals Corporation
(GTC), subsidiaries of the Company, who have completed at least 520 hours of service within the last 12 months. Effective February 28, 2001, GTC was sold to a third party, and its employees were no longer eligible to contribute to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute between 1% and 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

For participants at various union locations, the Company contributes on behalf of the participants a matching contribution equal to an amount detailed in the Plan document. At its discretion, the Company may contribute an additional matching contribution to eligible participants. Company contributions are invested in the GATX Stock Fund, which is comprised of GATX common stock and short-term investments. All contributions are made in cash and are deposited weekly.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, Company contributions, and allocation of Plan earnings (losses). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

            GATX Corporation Hourly Employees Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately 100% vested in their account balance.

INVESTMENT OPTIONS

Investment alternatives for participant contributions consist of selected fund options available through Fidelity Management Trust Company.

Participants may change their investment options on any business day.

BENEFIT PAYMENTS

In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment. The portion of the participant's account invested in GATX stock may be distributed in kind. In-service withdrawals are available to participants for immediate and heavy financial need (as defined). The Plan also allows for age 59 1/2 withdrawals, as defined.

ADMINISTRATIVE EXPENSES

It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

PARTICIPANT LOANS

A participant may borrow an amount up to the lesser of $50,000 or 50% of their account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a rate of 1% above the prime rate and are secured by a participant's account balance in the Plan. Participants requesting a loan on or after April 2, 2001, are charged with loan set-up and maintenance fees.

            GATX Corporation Hourly Employees Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

RECLASSIFICATION

Certain reclassifications have been made to 2000 financial statements to conform with the 2001 presentation.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's beneficial interest in the Master Trust represents the Plan's share of the Master Trust's investments stated at fair value and is determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the Plan's investment in common collective trusts is based on the quoted redemption value on the last business day of the Plan year. Shares of common stock are stated at fair value, which is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Participant contributions are made through payroll deductions and recorded in the period the deductions are made.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

            GATX Corporation Hourly Employees Retirement Savings Plan

3.  INVESTMENTS

Except for investments held in a Master Trust (see Note 4), the Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value as follows:

                                                             YEAR ENDED DECEMBER 31
                                                                2001        2000
                                                             ----------------------
Net realized and unrealized depreciation in fair value of
   investments in mutual funds                               $(427,018)   $(331,248)
                                                             ======================

Except for investments held in a Master Trust (see Note 4), the Plan held the following individual investments representing 5% or more of Plan assets:


                                                                      DECEMBER 31
                                                                 2001            2000
                                                            -----------------------------
At fair value:
   Spartan U.S. Equity Index Fund                             $2,266,188       $2,944,913
   Fidelity Managed Income Portfolio II                        1,808,271        1,886,342
   Fidelity Puritan Fund                                               *        1,077,282
   Fidelity Equity-Income Fund                                   523,353                *
   PIMCO Total Return Fund - Administrative Class                455,434                *


*Below 5% threshold.

4.  MASTER TRUST

The GATX Stock Fund is in a Master Trust, which includes assets of the Plan and the GATX Corporation Salaried Employees Retirement Savings Plan. Prior to December 31, 2000, the Master Trust also included assets of the GATX Logistics Inc. 401(k) Cash Accumulation Plan. The Plan's investment in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31, 2001 and 2000.

            GATX Corporation Hourly Employees Retirement Savings Plan

4.  MASTER TRUST (CONTINUED)

A summary of the net assets and the changes in net assets of the Master Trust follows:

                                                            DECEMBER 31
                                                     2001               2000
                                                 ------------------------------
ASSETS
FMTC Institutional Cash Portfolio                $         --      $    530,929
GATX Corporation common stock                      52,760,684        88,530,285

RECEIVABLES
Receivable for unsettled securities sold                   --           219,780
Other receivables                                      65,394             4,401

LIABILITIES
Payable for unsettled securities purchased           (246,331)         (177,828)
Other payables                                             --        (1,248,678)
                                                 ------------------------------
NET ASSETS                                       $ 52,579,747      $ 87,858,889
                                                 ==============================

                                                      YEAR ENDED DECEMBER 31
                                                      2001             2000
                                                 ------------------------------

ADDITIONS
Contributions                                    $  3,152,337      $  4,205,072
Interest and dividend income                        2,113,565         2,293,400
                                                 ------------------------------
                                                    5,265,902         6,498,472

DEDUCTIONS
Benefit payments                                   (8,849,082)       (5,927,774)
Interfund transfers out (net)                      (2,463,500)       (4,710,094)
                                                 ------------------------------
                                                  (11,312,582)      (10,637,868)
Net realized and unrealized (depreciation)
    appreciation in fair value of common stock    (29,232,462)       29,402,306
Net assets at beginning of year                    87,858,889        62,595,979
                                                 ------------------------------
Net assets at end of year                        $ 52,579,747      $ 87,858,889
                                                 ==============================

The Plan held a 1.6% and 1.7% interest in the Master Trust as of December 31, 2001 and 2000, respectively.

            GATX Corporation Hourly Employees Retirement Savings Plan

5.  NONPARTICIPANT DIRECTED INVESTMENTS

Plan information about the net assets and the significant components of the changes in net assets relating to the GATX Stock Fund, which includes participant directed and nonparticipant directed investments, is as follows:

                                                               DECEMBER 31
                                                            2001         2000
                                                         ----------------------

Investment, at fair value:
   Interest in the GATX Stock Fund                       $817,945     $1,529,707
                                                         =======================

                                                         YEAR ENDED DECEMBER 31
                                                           2001         2000
                                                         ----------------------

     Changes in net assets:
        Company contributions                            $  81,844    $ 188,488
        Participant contributions                           29,338       89,723
        Interest and dividend income                        33,176       36,574
        Net realized and unrealized (depreciation)
          appreciation in fair value of common stock
                                                          (469,924)     463,837
        Benefits paid                                     (296,097)     (65,901)
        Interfund transfers                                (90,099)      35,582
                                                         ----------------------
                                                         $(711,762)   $ 748,303
                                                         ======================

6.  TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 3, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

            GATX Corporation Hourly Employees Retirement Savings Plan

7.  SUBSEQUENT EVENT

Effective March 1, 2002, participants with five or more years of service may transfer all or a portion of their Company matching contribution account from the GATX Stock Fund to any of the other investment funds offered by the Plan. All Company matching contributions will continue to be deposited into the GATX Stock Fund.

                              Supplemental Schedule

                                                                  EIN 36-1124040
                                                                       Plan #004


     GATX Corporation Hourly Employees Retirement Savings Plan

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                                                              CURRENT
IDENTITY OF ISSUER/DESCRIPTION OF ISSUE                            SHARES      VALUE
---------------------------------------------------------------------------------------
Fidelity Management Trust Company*:
   Spartan U.S. Equity Index Fund                                    55,762  $2,266,188
   Fidelity Managed Income Portfolio II                           1,808,271   1,808,271
   Fidelity Equity-Income Fund                                       10,731     523,353
   PIMCO Total Return Fund- Administrative Class                     43,541     455,434
   State Street Research Aurora Fund- Class S                         5,829     192,536
   Templeton Foreign Fund A                                          10,207      94,415
   Putnam Voyager Fund A                                              3,810      65,908
   Delaware Trend Fund- Institutional Class                           1,375      25,274
   Fidelity Freedom 2010 Fund                                         1,762      22,225
   Fidelity Freedom Income Fund                                       1,437      15,708
   Fidelity Diversified International Fund                              301       5,749
   Fidelity Freedom 2000 Fund                                           466       5,363
   Fidelity Freedom 2030 Fund                                            35         442
Participant Loans (5.75% - 10.5% interest rates, various
   maturities)                                                                  726,541
                                                                             ----------
                                                                             $6,207,407
                                                                             ==========

*Party in interest to the Plan.